L'ORÉAL



L'OREAL
International Financial Information Department



27th March, 2006



Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
UNITED STATES OF AMERICA

**Re: L'Oréal S.A. -- File No. 82-735**

**FOR INFORMATION ONLY**

Ladies and Gentlemen:

L'Oréal S.A., a *société anonyme* incorporated under the laws of the Republic of France, hereby furnishes one copy of the following information pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

**L'Oréal News Realeases published 23rd March, 2006 at the French *Autorité des Marchés Financiers*.**

Very truly yours,

The International Financial
Information Director

Jean-Régis CAROF

Clichy, Thursday March 23rd 2006, 8.30 a.m

**FOR INFORMATION ONLY**

**NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART, IN, INTO OR FROM THE UNITED STATES, CANADA, AUSTRALIA OR JAPAN OR ANY OTHER JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION**



L'ORÉAL

## L'OREAL BUYS 10.49% OF THE BODY SHOP'S SHARE CAPITAL

L'Oréal S.A. ("L'Oréal") confirms that it has purchased, through JPMorgan Cazenove Limited, 22,800,000 ordinary shares in The Body Shop International PLC ("The Body Shop").

These shares, together with the shares that are the subject of the irrevocable undertakings and the call option detailed in the L'Oréal announcement of 17 March 2006, will result in L'Oréal holding approximately 53.1% of the existing issued share capital of The Body Shop once the call option has been exercised and the relevant shareholders have complied with their obligations to accept the L'Oréal offer, subject to the Offer being declared wholly unconditional.

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*This announcement does not constitute an offer to sell or an invitation to purchase any securities or the solicitation of an offer to buy any securities, pursuant to the Offer or otherwise. The Body Shop Shareholders are advised to read carefully the formal documentation in relation to the Offer once it has been despatched. This will contain the full terms and conditions of the Offer, including details of how the Offer may be accepted.*

*JPMorgan Cazenove, which is authorised by the Financial Services Authority, is acting exclusively for L'Oréal and no one else in connection with the Offer and will not be responsible to anyone other than L'Oréal for providing the protections afforded to clients of JPMorgan Cazenove or for providing advice in connection with the Offer or any other matters referred to in this announcement.*

*The availability of the Offer to The Body Shop Shareholders who are not resident in and citizens of the United Kingdom may be affected by the laws of the relevant jurisdictions in which they are located or of which they are citizens. Such persons should inform themselves of, and observe, any applicable legal or regulatory requirements of their jurisdictions. Further details in relation to overseas shareholders will be contained in the Offer Document.*

*Unless otherwise determined by L'Oréal, and permitted by applicable law and regulation, the Offer, including the Loan Note Alternative, will not be made, directly or indirectly, in, into or from, and will not be capable of acceptance in or from the United States, Canada, Australia or Japan or any jurisdiction where to do so would constitute a breach of securities laws in that jurisdiction. Accordingly, copies of this announcement are not being, and must not be, mailed or otherwise forwarded, distributed or sent in, into or from the United States, Canada, Australia or Japan or any jurisdiction where to do so would constitute a breach of securities laws in that jurisdiction. Person receiving this announcement (including custodians, nominees and trustees) should observe these restrictions and should not send or distribute this announcement in, into or from any such jurisdictions.*

*The Loan Notes to be issued in connection with the Offer have not been, nor will they be, registered under the US Securities Act or under the securities laws of any state or other jurisdiction of the United States (or under the securities laws of any other jurisdiction, the residents of which L'Oréal is advised to treat as Restricted Overseas Persons); the relevant clearances have not been, and will not be, obtained from the securities commission of any province, territory or jurisdiction of Canada; and no prospectus has been lodged with, or registered by, the Australian Securities and Investments Commission or the Japanese Ministry of Finance. Accordingly, unless an exemption under such act or securities laws is available or unless otherwise determined by L'Oréal, and permitted by applicable law and regulation, the Loan Notes may not be offered, sold, resold, delivered or transferred, directly or indirectly, in or into the United States, Canada, Australia or Japan or any other jurisdiction if to do so would constitute a violation of the relevant laws of, or require registration thereof in, such jurisdiction or to, or for the account or benefit of, a person located in the United States, Canada, Australia or Japan.*

***Forward Looking Statements***

*This announcement includes certain "forward-looking statements". These statements are based on the current expectations of the management of The Body Shop and L'Oréal and are naturally subject to uncertainty and changes in circumstances. The forward-looking statements contained herein include statements about the expected effects on L'Oréal of the Offer, the expected timing and scope of the Offer, anticipated earnings enhancements, estimated cost savings and other synergies, costs to be incurred in achieving synergies, other strategic options and all other statements in this announcement other than historical facts. Forward-looking statements include, without limitation, statements typically containing words such as "intends", "expects", "anticipates", "targets", "estimates" and words of similar import. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. These factors include, but are not limited to, the satisfaction of the conditions to the Offer, and L'Oréal's ability to successfully integrate the operations and employees of The Body Shop, as well as additional factors, such as changes in economic conditions, changes in the level of capital investment, success of business and operating initiatives and restructuring objectives, customers' strategies and stability, changes in the regulatory environment, fluctuations in interest and exchange rates, the outcome of litigation, government actions and natural phenomena such as floods, earthquakes and hurricanes. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. Neither The Body Shop nor L'Oréal undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.*

Contacts at L'ORÉAL (**Standard**: + 33.1.47.56.70.00)

| Individual shareholders and market authorities | Financial analysts and institutional investors | Journalists |
|---|---|---|
| **Mr Jean-Régis CAROF** | **Mrs Caroline MILLOT** | **Mr Mike RUMSBY** |
| ☎ : +33.1.47.56.83.02 | ☎ : +33.1.47.56.86.82 | ☎ : +33.1.47.56.76.71 |
| http://www.loreal-finance.com | Fax: +33.1.47.56.80.02 | http://www.loreal.com |


For more information, please contact your bank, broker or financial institution (I.S.I.N. code FR0000120321), and consult your usual newspapers, and the Internet site for shareholders and investors, http://www.loreal-finance.com, or its mobile version on your PDA, at loreal-finance.com *mobile edition*; alternatively, call +33.1.40.14.80.50.